Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION

OF

TILE SHOP HOLDINGS, INC.

(A Delaware Corporation)

Tile Shop Holdings, Inc. (the “Corporation”), a corporation organized and existing under, and by virtue of, the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: This Certificate of Amendment amends the provisions of the Corporation’s Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on June 21, 2012 (the “Certificate of Incorporation”).

SECOND: That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth the proposed amendment to the Certificate of Incorporation of the Corporation and calling a meeting of the stockholders of the Corporation for consideration thereof.

The Certificate of Incorporation is hereby amended by renumbering the current Article X as Article XI and by adding a new Article X to read in its entirety as follows:

ARTICLE X – TRANSACTION COMMITTEE

1. Transaction Committee. Pursuant to the Stipulation of Settlement, dated as of August 7, 2020 (the “Stipulation”), memorializing the terms of the settlement of the litigation brought against the Corporation and certain current and former Directors of the Corporation by K-Bar Holdings LLC and Wynnefield Capital, Inc. in the Delaware Court of Chancery, the Board of Directors shall establish an Independent Transaction Committee of the Board of Directors (the “Transaction Committee”) empowered to review, assess and negotiate Corporation transactions requiring Board approval, involving any of the following to the extent required by the Stipulation, and with such other powers and authorities as set forth in the Stipulation and as to the extent set forth therein: (1) a material change in the Corporation’s capitalization or corporate structure, including any recapitalization, material share issuance or repurchase, and any stock split or reverse stock split, to the extent such transaction affects the rights or interests of Directors differently from the Outside Stockholders; (2)  any proposed change to the structure of the Board of Directors of the Corporation, including (i) the number of members on the Board; (ii) the terms served by any member of the Board; or (iii) the staggered structure of the Board; (3) any “Related Party Transaction,” which shall be defined as any transaction with a value in excess of $500,000.00 between the Corporation and any Director or officer of the Corporation or their respective family members or affiliates. Related Party Transactions shall also include any transaction between the Corporation and any Excluded Individual or their respective family members or affiliates with a value in excess of $500,000.00, excluding those transactions that are offered to all stockholders on identical terms and routine transactions authorized by the By-Laws of the Corporation (e.g., the payment of reasonable expenses relating to Board service); and (4) any deregistration of the Corporation’s securities. For the purposes of this Certificate of Incorporation, “Outside Stockholders” means the Corporation’s public stockholders excluding the Excluded Individuals and the Corporation, any Director or officer of the Corporation and their immediate family members, affiliates, or entities they control and the employees thereof. This Article X shall not be deemed to enlarge any powers, duties or authorities of the Transaction Committee set forth in the Stipulation. The approval of the Transaction Committee shall be required for any of the above-specified transactions or actions, but shall not replace or supersede any requirement that a majority of the entire Board of Directors must also approve a given transaction or action.

2. Committee Composition. Each member of the Transaction Committee shall be appointed by the Board of Directors and shall serve until his or her resignation or until otherwise determined by the Board of Directors. The Transaction Committee shall be initially comprised of Mark Bonney and Linda Solheid (the “Initial Members”), and notwithstanding anything in this Certificate of Incorporation or the By-Laws of the Corporation to the contrary, none of the Initial Members may be involuntarily removed as a member of the Transaction Committee during their term as Directors of the Corporation. Notwithstanding anything in this Certificate of Incorporation or the By-Laws of the Corporation to the contrary, for a period of at least three years, the members of the Committee shall not include any of Cabell Lolmaugh, Robert A. Rucker, Peter J. Jacullo III, Peter H. Kamin, Todd Krasnow or Philip B. Livingston (collectively, the “Excluded Individuals”) or any of their affiliates or their immediate family members.

THIRD: That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of stockholders of the Corporation was duly called and held on July 20, 2021, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware. The amendment to the Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders in accordance with Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by its duly authorized officer this 20th day of July, 2021.

TILE SHOP HOLDINGS, INC.

By:	/s/ Cabell H. Lolmaugh
Cabell H. Lolmaugh
Chief Executive Officer